Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-I

(Form Type)

NexPoint Capital, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$1,255,543.307 (1)	$147.60	$185.32 (2)

Fees Previously Paid	—		—

Total Transaction Valuation	$1,255,543.307 (1)

Total Fees Due for Filing			$185.32

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fee Due			$185.32

(1) Calculated as the aggregate book value of 235,229.042 shares in the offer, based on the Net Asset Value Per Share price of $5.21 as of October 17, 2023.

(2) Calculated at $147.60 per $1,000,000 of the Transaction Valuation.